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[LOGO] ibp(R)
                            800 STEVENS PORT DRIVE
                       DAKOTA DUNES, SOUTH DAKOTA 57049

July 3, 2001

Dear Stockholder:

   We are pleased to inform you that IBP, inc. and Tyson Foods, Inc. have settled the litigation arising from the merger agreement entered into on January 1, 2001. Pursuant to the merger agreement, as modified by the stipulation and order agreed to by IBP and Tyson on June 27, 2001, a wholly owned subsidiary of Tyson has commenced a tender offer to purchase 50.1% of the outstanding shares of IBP's common stock for $30.00 per share in cash. If more than 50.1% of the outstanding shares of IBP Common Stock are tendered in the tender offer, Tyson will accept shares of IBP Common Stock for payment in the tender offer on a pro rata basis. The tender offer is conditioned upon, among other things, there being validly tendered at least 50.1% of the outstanding shares of IBP Common Stock prior to the expiration of the tender offer. The tender offer will be followed by a merger, in which each share of IBP Common Stock not purchased in the tender offer will be converted into the right to receive a number of shares of Class A common stock, par value $0.10 per share, of Tyson having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the fifth trading day before the effective time of the merger is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each share of IBP Common Stock will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each share of IBP Common Stock will be exchanged for 1.948 shares of Tyson Class A Common Stock.

   YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TYSON TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF IBP STOCKHOLDERS, AND RECOMMENDS THAT THE HOLDERS OF IBP COMMON STOCK WHO DESIRE CASH FOR THEIR SHARES ACCEPT THE TYSON OFFER AND TENDER THEIR SHARES OF IBP COMMON STOCK IN THE OFFER. IN THAT REGARD, THE BOARD NOTES THAT THE MAXIMUM NUMBER OF SHARES OF TYSON CLASS A COMMON STOCK THAT TYSON IS REQUIRED TO ISSUE PER SHARE OF IBP COMMON STOCK IN THE MERGER IS 2.381 SHARES OF TYSON CLASS A COMMON STOCK AND THAT ON JUNE 26, 2001, THE AGGREGATE MARKET PRICE OF SUCH 2.381 SHARES WAS SUBSTANTIALLY BELOW THE $30 PER SHARE OF IBP COMMON STOCK TO BE PAID IN THE TENDER OFFER. ACCORDINGLY, IN REACHING THEIR DECISIONS AS TO WHETHER OR NOT TO TENDER INTO THE TENDER OFFER, THE BOARD URGES IBP STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS FOR TYSON CLASS A COMMON STOCK.

   Enclosed are the Tyson Offer to Purchase, dated July 3, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 to which this letter is attached describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. The foregoing documents contain important information, and we urge you to consider this information carefully.

                                          Robert L. Peterson

                                          /s/ Robert L. Peterson
                                          CHAIRMAN OF THE BOARD AND
                                            CHIEF EXECUTIVE OFFICER